September 14, 2009
VIA EDGAR AND FACSIMILE
Justin T. Dobbie, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2008 and Documents Incorporated by Reference Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009 File No. 001-02979
Dear Mr. Dobbie:
In response to the comments by the Commission’s staff (“Staff”) contained in your letter dated September 1, 2009, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.
Form 10-K for Fiscal Year Ended December 31, 2008
Guarantees and Certain Contingent Arrangements
Prudential Joint Venture, page 57 of Annual Report to Shareholders
1.	We note your response to comment 4 in our letter dated June 22, 2009 regarding your accounting for the noncontrolling interest in WSFH. Please respond to the following:
a.	Tell us whether the put option is a fair value put or instead based potentially on the fair value or some maximum amount. In this regard, we note your disclosure on page 11 of your June 30, 2009 Form 10-Q that you recorded the noncontrolling interest at the estimated maximum redemption amount.

Justin T. Dobbie
September 14, 2009

Wells Fargo response:
The put option is based on the appraised value of the joint venture, excluding the A.G. Edwards business, as of January 1, 2008, which we consider to be its fair value. In accordance with the provisions of the joint venture agreement, the appraised value must be mutually agreed upon by the parties. Wells Fargo and Prudential are currently establishing the process for appraising the value of the joint venture. Since the appraised value has not yet been determined or mutually agreed upon, we have recorded the value of Prudential’s noncontrolling interest in the joint venture at the estimated maximum redemption amount in accordance with paragraph 15 of EITF Topic D-98.
b.	Tell us whether Prudential has the ability to rescind its written notice to exercise the “lookback” option prior to the closing date that is expected to occur on or about January 1, 2010.
Wells Fargo response:
Prudential has the unilateral ability to revoke its written notice to exercise the option and continue to participate as a member of the joint venture.
c.	Tell us how you considered the guidance in paragraphs 19A and 40-41 of EITF Topic D-98 in concluding that the noncontrolling interest should not be recorded as part of temporary equity at both December 31, 2008 and March 31, 2009.
Wells Fargo response:
We acknowledge that redeemable noncontrolling interests represent temporary equity. We concluded, in consultation with our external auditors, that our presentation of noncontrolling interests as a separate category of equity outside of total Wells Fargo stockholders’ equity is consistent with the principles of Statement of Financial Accounting Standards (SFAS) No. 160, EITF Topic D-98 and Accounting Series Release (ASR) No. 268. While EITF Topic D-98 and ASR 268 indicate that redeemable noncontrolling interests should be presented outside of permanent equity, SFAS No. 160 specifically eliminated “mezzanine” treatment for noncontrolling interests and required the classification of noncontrolling interests in the equity section. Given the complex interplay of SFAS No. 160, EITF D-98, and ASR No. 268, and the conflicting principles regarding the classification and presentation of noncontrolling interests contained in the guidance, we believe our presentation of noncontrolling interests is consistent with the requirements. We further believe that our balance sheet presentation, when coupled with the additional detailed disclosures regarding the nature of our noncontrolling interests, included in the SFAS 160 section of Footnote 1 to our Financial Statements in our Form 10-Q for the period ended March 31, 2009, represents a meaningful and transparent disclosure for our shareholders. In addition, the total amount of redeemable noncontrolling interests included in noncontrolling interests at December 31, 2008, and March 31, 2009, was not considered to be material to total equity or total assets.

Justin T. Dobbie
September 14, 2009

d.	Tell us how you concluded that upon Prudential’s written notice to you in June 2009 of their intention to exercise the “lookback” option that the noncontrolling interest should not be recorded as a liability under SFAS 150.
Wells Fargo response:
We concluded that we have a conditional obligation to acquire the noncontrolling interest from Prudential based on the revocable nature of Prudential’s written notice to exercise the option. As the obligation is conditional in nature and the noncontrolling interest is not mandatorily redeemable, the application of paragraph 10 of SFAS No. 150 would not require the put option to be recorded as a liability until the event occurs, the condition is resolved, or the event becomes certain to occur.
Table 16: Pick-a-Pay Portfolio, page 62 of Annual Report to Shareholders
2.	In your response to comment 5 in our letter dated June 22, 2009 you state that you use automated valuation models only for properties with a loan amount under $250,000. In your response to comment 7, you state that collateral values used in your current LTV ratios are determined using an automated valuation model. Please revise your proposed disclosure in comment 7 to clarify how you determine collateral values used in your current LTV ratios for loans greater than $250,000.
Wells Fargo response:
We utilize automated valuation models (AVMs) in different ways in our credit risk management process. Our response to comment 5, in our letter dated July 2, 2009, relates to how we use AVMs to support property values for our underwriting and origination process. This disclosure was included in our Credit Risk Management Process discussion on page 31 of our Form 10-Q for the period ended June 30, 2009.
In addition, for our portfolio management and reporting processes, we generally use AVMs for updating property values for the current reported loan-to-value (LTV) ratio. Our response to comment 7 relates to the Pick-a-Pay Portfolio table on page 35 of our Form 10-Q for the period ended June 30, 2009, where we note the use of AVMs to reflect market updates of the mortgage collateral property values.
In future filings, we will clarify the disclosures as follows (underlining and strikethrough denote changes from our most recent filing):
Credit Risk Management Process section (previous comment 5)
Generally, AVMs are only used ~~for~~ to support ~~properties~~ property values on loan originations where the ~~with a~~ loan amount is under $250,000.
Table 16: Pick-a-Pay Portfolio footnote (previous comment 7)
The current LTV ratio is calculated as the outstanding loan balance plus the outstanding balance of any equity lines of credit that share common collateral divided by the collateral value. Collateral values are generally determined using

Justin T. Dobbie
September 14, 2009

automated valuation models (AVMs) and are updated quarterly. AVMs are computer-based tools used to estimate market values of homes based on processing large volumes of market data including market comparables and price trends for local market areas.
Note 5: Securities Available for Sale, page 104 of Annual Report to Shareholders
3.	Please revise your proposed disclosure in response to comment 10 in our letter dated June 22, 2009 to quantify the amount of unrealized loss and fair value included in the investment grade for unrated securities. To the extent a significant portion of your investment grade securities are unrated, tell us the nature of those securities and why you believe a rating from a major credit agency was not sought for these securities since it would appear such a rating would likely reduce their funding costs.
Wells Fargo response:
The unrealized losses and fair value of unrated securities included in investment grade and in a loss position was $15 million and $44 million, respectively, as of June 30, 2009, and $543 million and $8,091 million, respectively, as of December 31, 2008. Substantially all of the unrealized losses on unrated securities classified as investment grade as of December 31, 2008, were related to investments in asset-backed securities collateralized by auto leases that appreciated to an unrealized gain position at June 30, 2009, due to spread tightening.
We will revise future filings to disclose the amount of unrealized loss and fair value of securities not rated by major rating agencies that we have categorized as investment grade in our disclosures by adding the following disclosure (underlining denotes changes from current disclosure):
The table below shows the gross unrealized losses and fair value of debt and perpetual preferred securities in the available-for-sale portfolio by those rated investment grade and those rated less than investment grade, according to their lowest credit rating by Standard & Poor’s Rating Services (S&P) or Moody’s Investors Service (Moody’s). Credit ratings express opinions about the credit quality of a security. Securities rated investment grade, that is those rated BBB- or higher by S&P or Baa3 or higher by Moody’s, are generally considered by the rating agencies and market participants to be low credit risk. Conversely, securities rated below investment grade, labeled as “speculative grade” by the rating agencies, are considered to be distinctively higher credit risk than investment grade securities. We have also included securities not rated by S&P or Moody’s in the table below based on the internal credit grade of the securities (used for credit risk management purposes) equivalent to the credit rating assigned by major credit agencies. The unrealized losses and fair value of such unrated securities categorized as investment grade was $[xx] million and $[xx] million, respectively, as of [current period] and $[xx] million and $[xx] million,

Justin T. Dobbie
September 14, 2009

respectively, as of [prior period presented]. If an internal credit grade was not assigned, we categorized the security as non-investment grade.
The asset-backed securities collateralized by auto leases are transactions that are structured as single-tranche, fixed-rate, fully amortizing bonds equivalent to investment grade due to their significant overcollateralization by auto leases and cash reserves. The securities are issued by special purpose entities that have been formed and sponsored by third party auto financing institutions primarily because they require a source of liquidity to fund ongoing vehicle sales operations. Ratings were not sought because the securities were acquired in a private placement transaction with the third party auto financing institution where we performed a detailed review of the primary risks associated with the underlying collateral (credit risk and residual value risk of the autos). Obtaining ratings would not have impacted the security’s yield.
Credit-Linked Note Structures, page 117 of Annual Report to Shareholders
4.	We note your response to comment 15 in our letter dated June 22, 2009. Please explain to us in detail and revise future filings to explain how issuing credit-linked notes generates regulatory capital for you since it appears that the notes are a form of debt.
Wells Fargo response:
These transactions are limited to two transactions that transfer a portion of the credit risk of a reference pool of loans that we own to third party holders of credit-linked notes. Due to this transference of risk, we apply the ratings-based approach to determine the regulatory capital requirements for these loans. This has the effect of reducing risk-weighted assets because the loans are risk-weighted based upon the equivalent credit rating associated with the credit risk retained in the loans. The credit-linked notes are issued by an off-balance sheet special purpose entity (SPE) and do not represent debt of the Company. The risk-based capital treatment of these transactions has been reviewed and approved by our banking regulators.
In future filings, we will clarify our disclosure as follows (underlining and strikethrough denote changes from our most recent filing):
We enter into credit-linked note structures for two separate purposes. First and primarily, we structure transactions for clients designed to provide investors with specified returns based on the returns of an underlying security, loan or index. Second, in certain situations, we also use credit-linked note structures to reduce the Company’s risk-weighted assets for determining regulatory capital ratios by structuring similar transactions that are indexed to the returns of a pool of underlying ~~securities or~~ loans that we own. These transactions reduce our risk-weighted assets because they transfer a portion of the credit risk in the indexed pool of loans to the holders of the credit-linked notes. Both of these types of transactions result in the issuance of credit-linked notes and typically involve a bankruptcy remote SPE that synthetically obtains exposure to the underlying loans through a derivative instrument such as a written credit default swap or total

Justin T. Dobbie
September 14, 2009

return swap. The SPE issues notes to investors based on the referenced underlying securities or loans. Proceeds received from the issuance of these notes are usually invested in investment grade financial assets. We are typically the derivative counterparty to these transactions and administrator responsible for investing the note proceeds. We do not consolidate these SPEs because we typically do not hold any of the notes that they issue.
Appendix A, page A-1 of Definitive Proxy Statement on Schedule 14A
5.	We note your response to comment 24 in our letter dated June 22, 2009. We also note that you have not provided your basis supporting the statement that the information in Appendix A is not deemed to be “filed” pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please provide us the basis for this determination, or, in the alternative, confirm your understanding that the disclosure in Appendix A is deemed to be filed as part of the company’s proxy statement pursuant to Section 14(a) of the Exchange Act.
Wells Fargo response:
We confirm our understanding that the disclosure in Appendix A is deemed to be filed as part of our 2009 proxy statement pursuant to Section 14(a) of the Exchange Act. We note that, for the reasons discussed in our response to comment 24 in your letter dated June 22, 2009, we continue to believe the information in Appendix A was not required to be incorporated by reference into our Form 10-K for the year ended December 31, 2008.
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Critical Accounting Policies
Fair Value of Financial Instruments, page 12
6.	We note your response to comment 31 in our letter dated June 22, 2009. Given the significant amount of management judgment involved in your methodology for classifying instruments in the fair value hierarchy, and in particular where adjustments are made to the pricing service or broker price based on your methodology to weight the pricing service/broker price and internal model, we believe you should disclose your policy for evaluating what constitutes a significant adjustment to the overall valuation for purposes of classifying the instruments as either Level 2 or Level 3 in the fair value hierarchy.
Wells Fargo response:
We will revise future filings to disclose our policy for evaluating what constitutes a significant adjustment to the overall valuation for purposes of classifying an instrument in either Level 2 or Level 3 in the fair value hierarchy as follows:

Justin T. Dobbie
September 14, 2009

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. For securities in inactive markets, we use a predetermined percentage to evaluate the impact of fair value adjustments derived from weighting both external and internal indications of value to determine if the instrument is placed in Level 2 or Level 3. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is placed in Level 3.
Note 4, Securities Available for Sale, page 65
7.	We note your response to comment 35 in our letter dated June 22, 2009. Your response indicates that the credit risk associated with the underlying loan obligors are different for prime and Alt-A securities, but that you do not believe that alone justifies creation of a separate major security type given the additional information you plan to include in your filings in response to certain other staff comments. However, the staff notes that paragraph 39 of FSP FAS 115-2 lists credit risk as one item that should be considered in determining whether disclosure for a particular security type is necessary, as well considering how you manage, monitor and measure your securities on the basis of the nature and risks of the securities. It is unclear from your response whether you monitor and manage the different risks of these securities separately. Given the significant concentration of Alt-A securities in your portfolio, investor interest in this type of portfolio, and the fact that you acknowledge the difference in credit risks, it is unclear to us how you concluded that Alt-A residential mortgage backed securities and prime residential mortgage backed securities would not be separate major security types. Furthermore, regardless of your conclusion as to whether the residential mortgage backed portfolio should be further segregated, we believe that the disclosure regarding the significant inputs considered in determining the measurement of the credit loss component recognized in earnings for residential mortgage backed securities should be provided at a more disaggregated level given the wide range of inputs, including a range of expected loss assumption of between 0 and 57% for the quarter ended June 30, 2009. Given the significant range of inputs, it would appear that credit risk is dramatically different between the different sub-portfolios in residential mortgage backed securities, which may indicate that they should be considered separate major security types.
Wells Fargo response:
Paragraph 39 of FSP FAS 115-2 requires entities to identify major security types consistent with how it manages, monitors and measures its securities on the basis of the nature and risks of the security. We evaluated private-label residential mortgage-backed securities (non-agency RMBS)

Justin T. Dobbie
September 14, 2009

in light of this requirement, and concluded further breakout is not necessary, based on the following:
•	The nature of the securities is similar. All non-agency RMBS are collateralized mortgage-backed obligations issued by non-governmental companies where investors’ cash flows are generated from the underlying 1-4 family first lien residential mortgage loans. Investors in these securities bear the credit risk and prepayment risk associated with the underlying mortgage loans.

•	The risks associated with our non-agency RMBS are managed, monitored and measured in the aggregate. They are not separately managed based upon the prime, Alt-A and subprime designation.
•	Our non-agency RMBS are managed collectively by a centralized portfolio management team. There are no sub-portfolios or separate portfolio managers based upon the prime, Alt-A or subprime label.

•	The securities are managed and monitored based upon the specific risk characteristics, expected cash flows and yield of the security. These factors are driven by the risk characteristics of the underlying loans, level of credit enhancement (subordination) and cost basis for our security holdings.

•	Cash flows are forecasted at the loan level and results are primarily driven by specific risk characteristics of the underlying loans and credit enhancements of our holdings, as opposed to the categorization of the securities as prime, Alt-A, and subprime.
•	We disclose the fair value and unrealized losses of our non-agency RMBS portfolio by investment-grade and non-investment-grade ratings. We believe this disclosure presents the most useful information concerning the most significant risk (credit risk) associated with these securities.
•	Ratings assigned by major rating agencies represent the most recent independent, standard and objective assessment of the securities credit risk, which inherently captures risks associated with the underlying mortgage loans and the level of credit enhancement of the security.

•	The market convention for designation of securities as prime, Alt-A or subprime has a significant limitation in that it is based upon credit quality of the underlying loans only at issuance and this categorization is static thereafter given updates are not made for changes in credit quality of the underlying collateral.

•	Another limitation of this categorization is that there are not specific market standards and definitions in the non-agency RMBS market as to what distinguishes a prime, Alt-A and subprime security. Categorization of prime, Alt-A and subprime is ultimately subjective based upon definitions applied by individual market participants, which can lead to lack of comparability in our disclosures.

•	Categorization solely based upon the collateral underlying the security does not necessarily reflect the expected credit risk of the security.

Justin T. Dobbie
September 14, 2009

In summary, for these reasons, we continue to believe further disaggregation of non-agency RMBS for purposes of identifying major security types is not necessary in our disclosures.
In response to the Staff’s comment regarding further disaggregation of the disclosures for significant inputs used in the measurement of the credit loss component of other-than-temporary impairment, we will provide additional information to enhance the usefulness of this disclosure as follows:
•	Specify that 97% of other-than-temporary impairment recognized in earnings on non-agency RMBS related to non-investment grade securities; and

•	Supplement the presentation of the range with a distribution of the amount of credit loss component of other-than-temporary impairment recognized to earnings segmented by sub-ranges within the overall range.
Accordingly, we will revise future filings as follows: (using information as of June 30, 2009 to illustrate the presentation)

	Non-agency residential MBS — non-investment grade (1)
	Quarter ended	Six months ended
	June 30, 2009	June 30, 2009
Expected remaining life of loan losses (2):
Range (3)	0 to 58%	0 to 58
Credit impairment distribution (4):
0 - 10% range	40	55
10 - 20% range	42	35
20 - 30% range	17	9
Greater than 30%	1	1
Weighted average (5)	12	12
Current subordination levels (6):
Range (3)	0 to 19	0 to 20
Weighted average (5)	8	7
Prepayment speed (annual CPR (7)):
Range (3)	5 to 18	5 to 25
Weighted average (5)	10	11

(1)	Total credit impairment losses were $212 million, of which 97% were recorded on non-investment grade securities for the quarter ended June 30, 2009. Total credit impairment losses were $387 million, of which 96% were recorded on non-investment grade securities for the six months ended June 30, 2009.

(2)	Represents future expected credit losses on underlying pool of loans expressed as a percentage of total current outstanding loan balance.

(3)	Represents the range of inputs/assumptions based upon the individual securities within each category.

(4)	Represents distribution of credit impairment losses recognized in earnings categorized based on range of expected remaining life of loan losses. For example, 40% of credit impairment losses recognized in earnings for the quarter ended June 30, 2009, had expected remaining life of loan loss assumptions of 0 to 10%.

(5)	Calculated by weighting the relevant input/assumption for each individual security by current outstanding amortized cost basis of the security.

(6)	Represents current level of credit protection (subordination) for the securities, expressed as a percentage of total current underlying loan balance.

(7)	Constant prepayment rate.
We focused our disclosure on non-investment-grade securities as 97% and 96% for the quarter and six months ended June 30, 2009, respectively, of the total credit loss component of other-than-temporary impairment recognized on non-agency RMBS was related to our holdings rated non-investment grade. Additionally, we note that a majority of the other-than-temporary impairment recognized on non-agency RMBS in these periods related to prime securities. These facts are consistent with our view that the disclosure of non-agency RMBS by credit rating

Justin T. Dobbie
September 14, 2009

provides a more useful indicator of the security’s primary risk (credit risk). In future filings, we will continue to evaluate the significance of any other-than-temporary impairment recognized on investment-grade securities in determining whether further disaggregation (based upon credit rating) of the significant inputs for any such holdings is necessary.
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Summary Financial Data, page 2
8.	We note your response to comment 29 in our letter dated June 22, 2009, as well as your disclosure in Note (4) on page 2 regarding Pre-tax pre-provision profit. Please tell us and revise your future filings to explain and quantify the differences between this measure and the measure reviewed by the Federal banking regulators under the Supervisory Capital Assessment Program.
Wells Fargo response:
In second quarter 2009, pre-provision net revenue (PPNR), the measure reviewed by Federal banking regulators in connection with the Supervisory Capital Assessment Program, was $10,273 million, reflecting pre-tax pre-provision profit (PTPP) of $9,810 million adjusted to add back other-than-temporary impairment of $463 million. To the extent in future filings we refer to and compare PPNR and PTPP, we will explain and quantify the difference between the two measures.
Overview — Summary Results, page 6
9.	We note your disclosure on page 8 describing the increase in nonaccrual loans during both the first and second quarters of 2009 and attributing the cause, in part, to the application of SOP 03-3. In order to provide a more balanced discussion of the effects of SOP 03-3 on your nonaccrual metrics and related ratios in this section and elsewhere as applicable in the document, we believe you should also discuss the positive effect on your nonaccrual loan metrics and ratios that occurred as of December 31, 2008 and March 31, 2009. In this regard, we note that you could indicate in the sentence describing how the SOP 03-3 loans were classified to accrual status on December 31, 2008 that it resulted in a low level of nonaccrual loans as of that date, and limited comparability of this metric and related ratios to your large bank peers. We note that similar disclosure could also be added to the last sentence of the paragraph in order to balance the entire section.
Wells Fargo response:
As we noted in our Form 10-Q for the period ended June 30, 2009, substantially all of Wachovia’s nonaccrual loans were accounted for under SOP 03-3 in purchase accounting and, as a result, were classified to accrual status on December 31, 2008. The effect of purchase accounting resulted in a reduced level of Wachovia nonaccrual loans at December 31, 2008, and March 31, 2009. When certain Wachovia non-SOP 03-3 loans reached the past due threshold (90 days, except for real estate 1-4 family first and junior lien mortgages which is 120 days) to

Justin T. Dobbie
September 14, 2009

be classified as nonaccrual during second quarter 2009, there were minimal offsetting Wachovia loans already in nonaccrual status transferring out of nonaccrual status.
In future filings, we will clarify the discussion of our Summary Results, as follows (underlining denotes changes from our most recent filing):
The increase in nonaccrual loans in both first and second quarter 2009 was in part a consequence of purchase accounting. Typically, changes to nonaccrual loans from period to period represent inflows for loans that reach a specified past due status, net of any reductions for loans that are charged off, sold, transferred to foreclosed properties, or are no longer classified as nonaccrual because they return to accrual status. Substantially all of Wachovia’s nonaccrual loans were accounted for under SOP 03-3 in purchase accounting and, as a result, were classified to accrual status on December 31, 2008, resulting in a reduced level of nonaccrual loans as of that date, and limiting comparability of this metric and related ratios with our large bank peers.
Current Accounting Developments — FAS 166/167, page 13
10.	We note your disclosure showing your preliminary consolidation expectations upon the adoption of SFAS 166 and 167. We note that certain of your nonconforming residential mortgage loans involved in securitizations will be subject to consolidation upon the adoption of SFAS 166 and 167. Please clarify if this represents the substantial majority of these types of securitizations of just a smaller portion. To the extent available, please tell us and expand your disclosure in future filings to explain any key characteristics among the ones that will be subject to consolidation versus the ones that you have determined preliminarily will not be.
Wells Fargo response:
The nonconforming residential mortgage loan securitizations which we have preliminarily identified as being subject to consolidation upon the adoption of SFAS 166 and 167 represent less than one third of the nonconforming residential mortgage loan securitizations that we service. The key characteristics of the nonconforming residential mortgage loan securitizations that we expect to consolidate are both the: (i) power to exercise significant decisions that significantly impact economic performance through our servicing activities and (ii) exposure to benefits or risks that could potentially be significant in variable interests that we hold. Prior to the adoption date, we will continue to monitor interpretive guidance as well as evaluate mitigating strategies, including the sale of certain retained interests we hold in these securitizations. These actions may reduce the amount of residential mortgage loan securitizations we consolidate. We will expand our discussions in future filings to explain the key characteristics that will require consolidation for the assets we expect to consolidate upon the adoption of SFAS 166 and 167.

Justin T. Dobbie
September 14, 2009

Pick-a-Pay Portfolio, page 34
11.	You disclose that “The carrying value [of the Pick-a-Pay portfolio loans accounted for under SOP 03-3] is net of $20.7 billion of purchase accounting net write-downs to reflect SOP 03-3 loans at fair value.” Please tell us how you concluded that your SOP 03-3 are carried at fair value subsequent to their acquisition and/or revise future filings to more clearly disclose the measurement of your SOP 03-3 at period end.
Wells Fargo response:
We have not concluded that loans accounted for under SOP 03-3 are carried at fair value subsequent to their acquisition. We did record the SOP 03-3 loans at fair value as of the acquisition date for Wachovia which was December 31, 2008. We are accounting for the SOP 03-3 loans in a manner consistent with the “Critical Accounting Policies” section of our Form 10-K for the year ended December 31, 2008. This accounting includes evaluating, on a quarterly basis, the expected cash flows of the SOP 03-3 loans.
At June 30, 2009, the carrying value of Pick-a-Pay loans accounted for under SOP 03-3 included the remaining balance for amounts established in purchase accounting at the acquisition date of Wachovia (December 31, 2008).
In future filings, we will clarify our disclosure as follows (underlining and strikethrough denote changes from our most recent filing):
Our Pick-a-Pay portfolio, which we acquired in the Wachovia merger, had an unpaid principal balance of $111.0 billion and a carrying value of $90.4 billion at June 30, 2009. Included in the Pick-a-Pay portfolio are loans accounted for under SOP 03-3 with an unpaid principal balance of $59.6 billion and a carrying value of $38.9 billion at June 30, 2009. The carrying value of our Pick-a-Pay portfolio is net of $20.7 billion of remaining purchase accounting net write-downs ~~to~~ which reflected the SOP 03-3 loans at their December 31, 2008, acquisition date fair value.
Nonaccrual Loans and Other Nonperforming Assets, page 37
12. You disclose the following on page 38:
•	consumer nonaccrual loans that have been modified remain in nonaccrual status until a borrower has made six contractual payments.

•	total consumer TDRs amounted to $5.6 billion at June 30, 2009, compared with $3.5 billion at March 31, 2009.

•	of the consumer TDRs, $1.2 billion at June 30, 2009, and $868 million at March 31, 2009, were classified as nonaccrual.

Justin T. Dobbie
September 14, 2009

Please tell us and revise future filings to clarify whether a borrower needs to make six consecutive contractual payments in order to be returned to accrual status. Additionally, tell us and revise future filings to explain how consumer TDRs increased $2.1 billion from March 31, 2009 to June 30, 2009 but nonaccrual consumer TDRs only increased $0.4 billion considering that nonaccrual TDR loans stay on nonaccrual until six payments are received.
Wells Fargo response:
We require consumer nonaccrual loans that have been modified in a troubled debt restructuring (TDR) remain in nonaccrual status until a borrower has made six consecutive contractual payments, inclusive of consecutive payments made prior to the modification. Consumer loans that are in accruing status prior to modification in a TDR, and for which the borrower has demonstrated the capacity to continue performance under the modified terms, remain in an accruing status.
In future filings, we will revise the discussion of our Summary Results, as follows (underlining denotes changes from our most recent filing):
For a consumer nonaccrual loan that has been modified, the loan will remain in nonaccrual status until a borrower has made six consecutive contractual payments, inclusive of consecutive payments made prior to the modification. For a consumer accruing loan that has been modified, if the borrower has demonstrated performance under the previous terms and shows the capacity to continue to perform under the restructured terms, the loan will remain in accruing status. Otherwise, the loan will be placed in a nonaccrual status until the borrower has made six consecutive contractual payments.
As you have noted from the disclosure included in our Form 10-Q for the quarterly period ended June 30, 2009, total consumer TDRs, which consist of loans in both nonaccrual and accruing status, amounted to $5.6 billion at June 30, 2009, compared with $3.5 billion at March 31, 2009. Most of the increase in total consumer TDRs related to loans on accrual status that were subject to a significant interest rate reset creating potentially unaffordable payments for our customers. These loans were modified and remain on accrual because the borrowers continued to demonstrate the capacity to perform under the modified terms. In future filings we will clarify the nature of such changes in total consumer TDRs from prior periods.

Justin T. Dobbie
September 14, 2009

     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	Matt McNair John G. Stumpf Howard I. Atkins